# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sight Sciences, Inc., CIK 0001531177
CUSIP: 82657M105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4040 CAMPBELL AVE., SUITE 100, MENLO PARK, California (CA), 94025
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001657662

## Reporting persons
- KCK LTD.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); sole voting power 0; shared voting power 3,706,914; sole dispositive power 0; shared dispositive power 3,706,914; aggregate amount beneficially owned 3,706,914 (7% of the class)
- Nael Karim Kassar: type of reporting person: individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 3,706,914; sole dispositive power 0; shared dispositive power 3,706,914; aggregate amount beneficially owned 3,706,914 (7% of the class)

## Item 1. Issuer
Name of issuer: Sight Sciences, Inc.
Address of issuer's principal executive offices: 4040 CAMPBELL AVE., SUITE 100, MENLO PARK, CALIFORNIA, 94025

## Item 2. Person Filing
Name of person filing:
KCK Ltd.
Nael Karim Kassar
Address of principal business office or, if none, residence:
KCK Ltd.
Corner House
20 Parliament Street
Hamilton, Bermuda HM12
Citizenship: Bermuda

## Item 4. Ownership
Amount beneficially owned: 3,706,914 shares of Common Stock*
Percent of class: The ownership percentage reported is based on 52,871,731 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 and as filed with the SEC on November 6, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KCK LTD.: /s/ Raphael Metz, Secretary (02/04/2026)
- Nael Karim Kassar: /s/ Nael Karim Kassar, Founder and Chief Executive Officer (02/04/2026)